MULDOON MURPHY & AGUGGIA LLP

ATTORNEYS AT LAW

5101 Wisconsin Avenue, N.W.

Washington, D.C. 20016

TEL: (202) 362-0840

FAX: (202) 966-9409

www.muldoonmurphy.com

July 7, 2006

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Re:	Polonia Bancorp
Registration Statement on Form SB-2

Dear Sir or Madam:

Enclosed herewith for filing please find the Registration Statement on Form SB-2 for Polonia Bancorp, the proposed holding company for Polonia Bank, a federally chartered savings bank the deposits of which are insured by the Federal Deposit Insurance Corporation. A wire transfer has been executed pursuant to 17 C.F.R. § 202.3a in the amount of $1,401.00, which constitutes the filing fee for the Form SB-2 Registration Statement.

If you have any questions regarding this filing, please contact the undersigned at (202) 362-0840.

Very truly yours,

MULDOON MURPHY & AGUGGIA LLP

/s/ Lawrence M. F. Spaccasi
Lawrence M. F. Spaccasi

Enclosures

cc:	Anthony J. Szuszczewicz, Polonia Bank
Paul D. Rutkowski, Polonia Bank
Joseph J. Bradley, Esq.